Exhibit 99.1

Vantage Corp Restructures its IT Business and Assets to New Subsidiary Hadō Pte Ltd

Singapore – February 4, 2026 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, today announced the successful reorganization of its IT business and the transfer of related assets to a newly incorporated private limited company in Singapore, Hadō Pte Ltd (“Hadō”).

Hadō is a newly established, wholly-owned subsidiary of Vantage (BVI) Corporation, the Company’s BVI subsidiary. Hadō will inherit the assets and proprietary software under the Company’s IT business, which includes dedicated IT staff, the IP and inherent value of the cloud-based operational control program, Opswiz, and related in-development software. Hadō will continue to focus on the development and eventual commercialization of Opswiz.

This internal reorganization allows the Company’s IT business to:

●	Operate with greater autonomy
●	Attract a wider pool of specialized IT talent
●	Pursue strategic partnerships and raise external capital independently
●	Establish a clearer P&L structure to enhance financial transparency for shareholders
●	Enable faster innovation and development without constraining or compromising the core shipbroking business
●	Maintain tight governance on cybersecurity and data
●	Preserve the option to pursue a future formal spin-off or sale of the IT business

Vantage Corp CEO Andre D’Rozario commented: “The decision to restructure Opswiz and the IT business was rooted on finding the most efficient way to accelerate the platform’s development, growth, and eventual commercialization. Our IT business has reached a stage where increased focus, dedicated resources, and additional capital are critical to advance towards its next phase of growth. We believe this strategic restructuring allows the IT business to reach its next growth phase and allow Vantage Corp to reap the future potential benefits of the assets. We believe this strategic move positions both Vantage and the IT business for long-term success by allowing each to execute its respective growth strategy with greater focus and flexibility.”

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team, and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore), Vantage Nexus Commercial Brokers Co., L.L.C (UAE), PJ Marine Singapore Pte. Ltd., and Peijun Marine Consultant Co., Limited. Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://www.vantageshipbrokers.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com